London
W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretariat

04035762

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SEC MAIL PROCESSING SECTION RECEIVED JUL 21 2004 WASH. D.C. 185

26 June 2004

SUPPL

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. RNS Announcement – Additional Listing – 25 Jun 2004 – Application for admission of securities to the official list
2. The Customer Equity Company Limited – Written resolution – 14 May 2004

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Maria Khan

Encls.

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

dlw 7/26

F:\Users\CompanySecretarial 040101\Plc\Letters\040626 - (Securities & Exchange Commission) (RNS Announcements - Blocklisting 25 Jun 04).doc

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Additional Listing		14:13 25 Jun 04

Full Announcement Text

Application for Admission of Securities to the Official List
3,000,000 ordinary shares at 5 pence each

Application has been made to the London Stock Exchange and the Financial Services Authority to block lis shares. The shares will be allotted from time to time under the following Plans: -

Executive Share Option Plan	2,000,000 ordinary shares
Worldwide Employee Sharesave Plan (WESP)	1,000,000 ordinary shares

END

status list

Taylor Nelson Sofres RNS Announcement Status List

New RNS Announcement | New RNS Reach Announcement | Templates | Change Password | Refresh

RNS | Copyback | Unsubmitted | Submitted | RNS Reach | Copyback | Unsubmitted

RNS Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

RNS Reach Copyback (Action Required)

RNS No	Company	Headline (Vendor Text)	Embargo	Status	Last Status Update	Add Rep Dist
None						

Unsubmitted RNS

Company	Headline	Embargo	Last Update	Add Repl Dist
Taylor Nelson Sofres PLC	Director Shareholding		13:24 11 Jun 04	

RNS

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
1640A	Taylor Nelson Sofres PLC	Additional Listing		Released	14:13 25 Jun 04	
9261Z	Taylor Nelson Sofres PLC	Notice of Results		Released	15:10 18 Jun 04	
6999Z	Taylor Nelson Sofres PLC	Director Shareholding-Replace		Released	16:35 11 Jun 04	6843:
6843Z	Taylor Nelson Sofres PLC	Director Shareholding		Released	13:34 11 Jun 04	

Unsubmitted RNS Reach

Company	Headline	Embargo	Last Update	Add Repl Dist
None				

RNS Reach

RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Rep Dist
None						

tns

W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Judith.george@tns-global.com

Judith George
Assistant Company Secretary

VIA COURIER
Companies House Executive Agency
21 Bloomsbury Street
London
WC1B 3XD

Dear Sir/Madam

The Customer Equity Company Limited: registered number 04049251
Written Resolution – 14 May 2004

I enclose Written Resolution duly signed by all members. I understand that in accordance with company law, the signatures of each member do not need to be on a single document. Two separate signed documents are therefore enclosed.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 040101\companies house\040623_let2.doc

The Customer Equity Company Limited (the Company)
Minutes of an Annual General Meeting of Shareholders held on
14 May 2004

Present:	Amaury de Conde	(AdC)	(in the chair)
	Dave Hannay	(DH)	
	Jannie Hofmeyr	(JH)	
	Andrew Lancefield	(AL)	
	Henry Barenblatt	(HB)	
	Paul Wright	(PSKW)	
Apologies:	Edward Hoefling	(EH)	
	Ian Portal	(IP)	
In attendance:	Judith George	(JG)	

Written Resolutions

1 Dispensation with the laying of accounts before a general meeting.

1.1. In accordance with the provisions of Section 252 of the Companies Act 1985, the Company hereby dispenses with the laying of accounts and reports before the company in General Meeting in respect of the year ending 31 December 2003 and subsequent financial years.

1.2. The elective resolution applied to the report and accounts for the year ended 31 December 2004 and subsequent financial years. It could not apply retrospectively to financial periods that had ended. Accordingly, an AGM would need to be held in 2004 in relation to the report and accounts for the year ended 31 December 2003.

2 Dispensation with the requirement to hold annual general meetings

2.1. In accordance with the provisions of Section 366A of the Companies Act 1985 the Company hereby dispenses with the holding of the Annual General Meeting for 2004 and subsequent years.

3 Dispensation with the requirement to appoint auditors annually

3.1. In accordance with the provisions of Section 386 of the Companies Act 1985 the Company hereby dispenses with the obligation to appoint auditors annually, that during the term that such dispensation is in force the Directors be and they are hereby authorised to fix the auditors' remuneration.

4 It was agreed that the company secretary would arrange for the approval of the written resolution by shareholders and file a copy of the same with Companies House within 15 days of passing the resolution.

Signed for Taylor Nelson Sofres BV ....

Signed for Research Surveys (Pty) Limited ....

The Customer Equity Company Limited (the Company)
Minutes of an Annual General Meeting of Shareholders held on
14 May 2004

Present:	Amaury de Conde	(AdC)	(in the chair)
	Dave Hannay	(DH)	
	Jannie Hofmeyr	(JH)	
	Andrew Lancefield	(AL)	
	Henry Barenblatt	(HB)	
	Paul Wright	(PSKW)	
Apologies:	Edward Hoefling	(EH)	
	Ian Portal	(IP)	
In attendance:	Judith George	(JG)	

Written Resolutions

1 Dispensation with the laying of accounts before a general meeting.

1.1. In accordance with the provisions of Section 252 of the Companies Act 1985, the Company hereby dispenses with the laying of accounts and reports before the company in General Meeting in respect of the year ending 31 December 2003 and subsequent financial years.

1.2. The elective resolution applied to the report and accounts for the year ended 31 December 2004 and subsequent financial years. It could not apply retrospectively to financial periods that had ended. Accordingly, an AGM would need to be held in 2004 in relation to the report and accounts for the year ended 31 December 2003.

2 Dispensation with the requirement to hold annual general meetings

2.1. In accordance with the provisions of Section 366A of the Companies Act 1985 the Company hereby dispenses with the holding of the Annual General Meeting for 2004 and subsequent years.

3 Dispensation with the requirement to appoint auditors annually

3.1. In accordance with the provisions of Section 386 of the Companies Act 1985 the Company hereby dispenses with the obligation to appoint auditors annually, that during the term that such dispensation is in force the Directors be and they are hereby authorised to fix the auditors' remuneration.

4 It was agreed that the company secretary would arrange for the approval of the written resolution by shareholders and file a copy of the same with Companies House within 15 days of passing the resolution.

Signed for Taylor Nelson Sofres BV ....

Signed for Research Surveys (Pty) Limited ....

tns™

July 04.

Dear Sir/Madam,

These documents were sent to in February 04, however we wanted to ensure that these were received, as we had some problems with post during this time.

With compliments

Regards.

W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Maria Khan
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

6 February 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres – Form 88 return of allotments (3 Feb 04)
2. System three (Scotland) – Annual Return & 288 a & b (Jan 04)
3. Metra Sofres Limited – 287 (Jan 04)
4. Fieldcontrol Limited – 363 (Dec 03)
5. Metra Sofres Limited – 363 (Dec 03)
6. The MBL Group Limited – 363 (Dec 03)
7. Market Behaviour Limited – 363 (Dec 03)
8. NFO European Access Panels Limited – 363 (Dec 03)
9. Applied Research & Comm. Limited – 363 (Dec 03)
10. Public Attitude Surveys Limited – 363 (Dec 03)
11. City Research Group Limited – 363 (Dec 03)

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Maria Khan

Encls.

F:\Users\CompanySecretarial 040101\Plc\Letters\040206 - (Securities & Exchange Commission) (various 363's & 287 & 288 a & b).doc

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

3 February 2004

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed forms of allotment in relation to the month of January 2004. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

X:\Users\CompanySecretarial 040101\Companies House\040203_88(2).doc

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	01	2004	31	01	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	197	16000	
Nominal value of each share	5 pence	5 pence	
Amount (if any) paid or due on each share *(including any share premium)*	91 pence	86.25 pence	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees (list joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Mr Tony Taylor Address: West Wing, 3 Bourne Close, Bourne End, Buckinghamshire UK Postcode: SL8 5NG	Class of shares allotted: Ordinary	Number allotted: 16000
Name: Mrs Sue Grant Address: 10 Harborough Road, East Farndon, Market Harborough, Leicester UK Postcode: LE16 9DF	Class of shares allotted: Ordinary	Number allotted: 197
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 2/2/04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate,London
W5 IUA Tel 0208 967 2230
DX number DX exchange

TNS House

W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

29 January 2003

Dear Sir/Madam

System Three (Scotland) Limited registered no SC81084
Annual return for the period ended 31 December 2003
Form 288a
Form 288b

Further to your letter dated the 9 January 2004 please find enclosed the annual return for System Three (Scotland) Limited where the registered address will remain the address as printed on the form. Please find also enclosed a 288a appointing Mr Portal as the company secretary and a 288b for the resignation of Mr Portal as a director of the Company.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

X:\Users\CompanySecretarial 040101\Companies House\040129_(363 System (Three).doc

Companies House
— *for the record* —

00 8/25 | 30

Company Name
SYSTEM THREE (SCOTLAND) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capital

Company Type
Private Company Limited By Shares

Company Number
SC81084

Information extracted from Companies House records on
8th November 2003

Section 1: Company details

A36 *AUIK2R54* COMPANIES HOUSE 0679 24/12/03

Ref: SC81084/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**19 Atholl Crescent Edinburgh EH3 8HQ**	Address ~~C/O Taylor Nelson Sofres plc, TNS House, Westgate, London~~ UK Postcode ~~W5 1UA~~
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description** 7413 Market research, opinion polling	**SIC CODE** / **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** ~~Robert Douglas MCLAURIN~~ **Address** ~~17 Clifton Road~~ ~~London~~ ~~N22 7XN~~	Name Ian John Portal ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 8 Shakespear Road Harpenden Hertfordshire UK Postcode AL5 5ND Date of change 22/07/2003 Date Robert Douglas MCLAURIN ceased to be secretary (if applicable) 22/07/2003
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Stephen Michael FACTOR** **Address** **18J Warrington Crescent** **London** **W9 1EL** **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __/__/____ Nationality Occupation Date of change __/__/____ Date Stephen Michael FACTOR ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 17 Lyndale Avenue London NW2 2QB	Address ______ ______ ______
	Date of birth 26/06/1944	UK Postcode ____ ___
	Nationality British	Date of birth __/__/____
Particulars of a new Director must be notified on form 288.	**Occupation** Market Research	Nationality ______
		Occupation ______
		Date of change __/__/____
		Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ______
	Nominal value of each share £1.00	Nominal value of each share ______
	Number of shares issued 1,000	Number of shares issued ______
	Aggregate Nominal Value of issued shares £1,000.00	Aggregate Nominal Value of issued shares ______
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1,000	Total number of shares issued ______
	Total Nominal value of shares issued £1,000.00	Total Nominal value of shares issued ______

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** PUBLIC ATTITUDE SURVEYS LTD	Name ______	
Address Rye Park House London Road High Wycombe Bucks HP11 1EP	Address ______ ______ ______ UK Postcode	**Shares transferred by** PUBLIC ATTITUDE SURVEYS LTD
Shares held *Class* *Number* Ordinary 1000	**Shares held** *Class* *Number* ______ ______ ______ ______	*Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 01 / 12 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***1/12/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name S. Bensand

Telephone number *inc code* 0208 9672230

Address TNS House
Westgate
London

DX number *if applicable* __ __ __ __ __ __

DX exchange

Postcode W5 1UA

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number SC081084

Company Name in full System Three (Scotland) Limited

	Day	Month	Year
Date of appointment	22	07	2003
†Date of Birth	23	08	1959

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✔]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Ian John

Surname: Portal

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 8 Shakespeare Road

Post town: Harpenden Postcode: AL5 5ND

County / Region: Hertfordshire Country: UK

†Nationality: British †Business occupation: Company Secr.

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 23.1.04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Edward [illegible] **Date** 23.1.04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

S.Bernsand,Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House — for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC081084

Company Name in full System Three (Scotland) Limited

	Day	Month	Year
Date of termination of appointment	2 2	0 7	2 0 0 3

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Ian John

Surname: Portal

	Day	Month	Year
†Date of Birth	2 3	0 8	1 9 5 9

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 23.1.04

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 1747750

Company Name in full Metra Sofres Limited

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: TNS House
Westgate
Post town: London
County / Region: UK
Postcode: W5 1UA

Signed [signature] **Date** 26.1.04

† Please delete as appropriate.

† a ~~director /~~ secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised June 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

21 January 2004

Dear Sir/Madam

Fielcontrol Limited registered no. 944187
Annual return for the period ended 31 December 2003

Metra Sofres Limited registered no. 1747750
Annual return for the period ended 31 December 2003

The MBL Group Limited registered no. 2077760
Annual return for the period ended 31 December 2003

Market Behaviour Limited registered no. 1445214
Annual return for the period ended 31 December 2003

NFO European Access Panels Limited registered no. 2405349
Annual return for the period ended 31 December 2003

Applied Research & Communications Limited registered no. 1715165
Annual return for the period ended 31 December 2003

I enclose duly a completed and signed form 363s annual return for the above-named companies together with a cheque for £90.00, £15.00 each, being the filing fee due for the above six companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

pp Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 040101\companies house\040121 (forms 363s - annual returns various).doc

Companies House

— for the record —

Company Name

FIELDCONTROL LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

944187

Information extracted from Companies House records on

6th December 2003

Section 1: Company details

Ref: 944187/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House** **West Gate** **London** **W5 1UA**	Address UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode _ _ _ _ _ _ _
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description** 7413 Market research, opinion polling	**SIC CODE** / **Description** _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Raj AFGHAN **Address** Flat 16 Pimento Court Olive Road South Ealing W5 4JQ **Date of birth** 18/05/1969 **Nationality** British **Occupation** Lawyer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Raj AFGHAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Executive Chairman	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Paul DUCAT **Address** 30 Victoria Mews Earlsfield London SW18 3PY **Date of birth** 09/03/1964 **Nationality** British **Occupation** Financial Accountant	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Paul DUCAT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Michael Harry Colpoys HOPKINS **Address** 19 Lattimer Place Corney Reach London W4 2UD **Date of birth** 30/01/1934 **Nationality** British **Occupation** Communications Consultant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Michael Harry Colpoys HOPKINS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Francesca Caroline SIVERS **Address** 19 Latimer Place Corney Reach London W4 2UD **Date of birth** 21/10/1953 **Nationality** British **Occupation** Health Care Consultant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Francesca Caroline SIVERS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Jennifer STONE	Name ______
	Address 19 Wimborne Gardens Ealing London W13 8BY	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
		UK Postcode _ _ _ _ _ _ _
	Date of birth 12/04/1942	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Nationality ______
	Occupation Market Research	Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Jennifer STONE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100,000	Number of shares issued
	Aggregate Nominal Value of issued shares £100,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100,000	Total number of shares issued
	Total Nominal value of shares issued £100,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> *If any details have changed, or if any shares have been transferred, please fill in the details in the "Amended details" or "Shares transferred" column.*

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
Shareholder Name Michael HOPKINS		Name ______				
Address 19 Latimer Place Corney Reach London W4 2UD		Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _		**Shares transferred by** Michael HOPKINS		
Shares held *Class*	*Number*	**Shares held** *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	30000	______	______	______	______	__/__/____
		______	______	______	______	__/__/____
Shareholder Name TNS UK LIMITED		Name ______				
Address West Gate London W5 1UA		Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _		**Shares transferred by** TNS UK LIMITED		
Shares held *Class*	*Number*	**Shares held** *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	70000	______	______	______	______	__/__/____
		______	______	______	______	__/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature]
(~~Director~~ / Secretary)

Date 22 / 01 / 2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

This AR is made up to ***31/12/2003***

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

If you wish to change your next return to a date earlier than **31st December 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: S. Bemsand

Telephone number *inc code*: 0208 9672230

Address:
Taylor Nelson Sofres plc
TNS House
Westgate, London

DX number *if applicable*: _ _ _ _ _ _

DX exchange:

Postcode: W5 1UA

Companies House
— for the record —

Company Name
NFO EUROPEAN ACCESS PANELS LTD

363s Annual Return

Company Type
Private Company Limited By Shares

Company Number
2405349

Information extracted from Companies House records on
6th December 2003

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 2405349/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7413 **Market research, opinion polling**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael FACTOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2405349

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name ______
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 17/07/1952	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth _ _ / _ _ / _ _ _ _
	Occupation Corporate Treasurer	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ______
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 26/06/1944	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth _ _ / _ _ / _ _ _ _
	Occupation Market Research	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2405349

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	Address ________________ ________________ ________________ UK Postcode _ _ _ _ _ _ _
	Date of birth 02/12/1957	Date of birth _ _ / _ _ / _ _ _ _
	Nationality British	Nationality ________
Particulars of a new Director must be notified on form 288.	**Occupation** Solicitor	Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 300,000	Number of shares issued
	Aggregate Nominal Value of issued shares £300,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 300,000	Total number of shares issued
	Total Nominal value of shares issued £300,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** INFRATEST BURKE INTERNATIONAL GMBH	Name ______	
Address Landsbergerstrasse 338 Munich 21 Germany	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** INFRATEST BURKE INTERNATIONAL GMBH
Shares held *Class* Ordinary — *Number* 300000	**Shares held** *Class* ______ *Number* ______ *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____ *Class* ______ *Number* ______ *Date of transfer* __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			
Name Address UK Postcode _ _ _ _ _ _ _			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 21 / 01 / 2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: S. Bernsand

Telephone number *inc code*: 0208 9672230

Address:
Taylor Nelson Sofres plc
TNS House
Westgate, London

DX number *if applicable*: ______

DX exchange

Postcode: W5 1UA

Companies House
— for the record —

Company Name
MARKET BEHAVIOUR LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
1445214
Information extracted from Companies House records on
6th December 2003

Section 1: Company details

Ref: 1445214/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** 4-5 Bonhill Street London EC2A 4BX	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	4-5 Bonhill Street London EC2A 4BX	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers o... Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ____________
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _
	Date of birth 02/12/1957	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Nationality ____________
	Occupation Solicitor	Occupation ____________
		Date of change _ _ / _ _ / _ _ _ _
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name ______
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______
	Date of birth 17/07/1952	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth __ / __ / ____ Nationality ______
	Occupation Corporate Treasurer	Occupation ______ Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ______
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 26/06/1944	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth __ / __ / ____ Nationality ______
	Occupation Market Research	Occupation ______ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100	Number of shares issued
	Aggregate Nominal Value of issued shares £100.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100	Total number of shares issued
	Total Nominal value of shares issued £100.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** MBL GROUP PLC **Address** 4-5 Bonhill Street London EC2A 4BX **Shares held** *Class* *Number* Ordinary 82	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* *Number* ______ ______ ______ ______	**Shares transferred by** **MBL GROUP PLC** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____
> **Shareholder Name** NFO UK INC **Address** 2 Pickwick Plaza Greenwich United States Of America **Shares held** *Class* *Number* Ordinary 18	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* *Number* ______ ______ ______ ______	**Shares transferred by** **NFO UK INC** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ____________ (~~Director~~ / Secretary)

Date 23/01/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name S. Bembond

Telephone number *inc code* 0208 9672250

Address Taylor Nelson Sofres plc
TNS House
Westgate, London

DX number *if applicable* __ __ __ __ __

DX exchange ____________

Postcode W5 1UA

Companies House

— for the record —

Company Name

METRA SOFRES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

1747750

Information extracted from Companies House records on

6th December 2003

Section 1: Company details

Ref: 1747750/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	~~Yns House~~ Westgate London W5 1UA	Address TNS House UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Taylor Nelson Sofres Plc West Gate London W5 1UA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Taylor Nelson Sofres Plc West Gate London W5 1UA	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description** 7414 / Business & management consultancy	**SIC CODE** / **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Claude BENAZETH **Address** 92 Rue De Bagneux 92120 Montrouge Paris France **Date of birth** 25/11/1942 **Nationality** French **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Claude BENAZETH ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary Shares	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 200,000	Number of shares issued
	Aggregate Nominal Value of issued shares £200,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 200,000	Total number of shares issued
	Total Nominal value of shares issued £200,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
> **Shareholder Name** SOFRES SA		Name ______				
Address 16118 Rue Barbers 92129 Montrogue Cedex Paris France		Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _		**Shares transferred by** SOFRES SA		
Shares held		**Shares held**				
Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary Shares	200000	______	______	______	______	_ _/_ _/_ _ _ _
		______	______	______	______	_ _/_ _/_ _ _ _

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in *Section 4*.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ____________ ~~(Director~~ / Secretary)

Date 23/01/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernbaand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, TNS House, Westgate

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________

Postcode: W5 1UA

Companies House
— for the record —

Company Name
APPLIED RESEARCH & COMMUNICATIONS LIMITED

Company Type
Private Company Limited By Shares

Company Number
1715165

Information extracted from Companies House records on
6th December 2003

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 1715165/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code — Description** **7413** — **Market research, opinion polling** **7414** — **Business & management consultancy**	**SIC CODE — Description** _ _ _ _ ______ _ _ _ _ ______ _ _ _ _ ______ _ _ _ _ ______

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael FACTOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name ____
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	Address ____
	Date of birth 17/07/1952	UK Postcode ____ ___
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288.	**Occupation** Corporate Treasurer	Nationality ____
		Occupation ____
		Date of change __ / __ / ____
		Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ____
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 17 Lyndale Avenue London NW2 2QB	Address ____
	Date of birth 26/06/1944	UK Postcode ____ ___
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288.	**Occupation** Market Research	Nationality ____
		Occupation ____
		Date of change __ / __ / ____
		Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _
	Date of birth 02/12/1957	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Nationality __________
	Occupation Solicitor	Occupation __________
		Date of change _ _ / _ _ / _ _ _ _
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 5,000	Number of shares issued
	Aggregate Nominal Value of issued shares £5,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 5,000	Total number of shares issued
	Total Nominal value of shares issued £5,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** ~~CITY RESEARCH GROUP PLC~~	Name City Research Group Limited Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _	
Address Lettor Court 151-153 Farringdon Road London EC1R 3AD		**Shares transferred by** CITY RESEARCH GROUP PLC
Shares held *Class* *Number* Ordinary 5000	**Shares held** *Class* *Number* ____ ____ ____ ____	*Class* *Number* *Date of transfer* ____ ____ __/__/____ ____ ____ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature]
(~~Director /~~ Secretary)

Date 23/01/2004

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: S. Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc
TNS House
Westgate London

Postcode: W5 1UA

DX number *if applicable*

DX exchange

Companies House

— for the record —

Company Name

THE MBL GROUP LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2077760

Information extracted from Companies House records on

6th December 2003

Section 1: Company details

Ref: 2077760/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	~~4/5 Bonhill Street~~ ~~London~~ ~~EC2A 4BX~~	Address TNS HOUSE WESTGATE LONDON UK Postcode W5 1UA
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** 4/5 Bonhill Street London EC2A 4BX	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	4/5 Bonhill Street London EC2A 4BX	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Current details	Amended details

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** ~~Robert Douglas MCLAURIN~~ **Address** 17 Clifton Road London N22 7XN	Name Ian John Portal ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 8 Shakespear Road Harpenden Hertfordshire UK Postcode AL5 5ND Date of change 22/07/2003 Date Robert Douglas MCLAURIN ceased to be secretary (if applicable) 22/07/2003
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __/__/____ Nationality Occupation Date of change __/__/____ Date Stephen Michael FACTOR ceased to be director (if applicable) __/__/____

Current details	Amended details

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

Particulars of a new Director must be notified on form 288.

Current details

Name
Nigel Anthony Garth SPACKMAN

Address
17 Lyndale Avenue
London
NW2 2QB

Date of birth 26/06/1944

Nationality British

Occupation Market Researcher

Amended details

Name ______________________

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ______________________

____

____

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ______________________

Occupation ______________________

Date of change _ _ / _ _ / _ _ _ _

Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ________________
	Nominal value of each share £1.00	Nominal value of each share ________________
	Number of shares issued 100,000	Number of shares issued ________________
	Aggregate Nominal Value of issued shares £100,000.00	Aggregate Nominal Value of issued shares ________________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100,000	Total number of shares issued ________________
	Total Nominal value of shares issued £100,000.00	Total Nominal value of shares issued ________________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** NFO UK INC	Name ______	
Address 2 Pickwick Plaza Suite 400 Greenwich Connecticut United States Of America	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** NFO UK INC
Shares held *Class* *Number* Ordinary 100000	**Shares held** *Class* ______ *Number* ______ ______ ______	*Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 22/01/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres
TNS House
Westgate
London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA

Companies House
— for the record —

Company Name
THE MBL GROUP LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2077760
Information extracted from Companies House records on
6th December 2003

Section 1: Company details

Ref: 2077760/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	~~4/5 Bonhill Street~~ London ~~EC2A 4BX~~	Address TNS HOUSE WESTGATE LONDON UK Postcode W5 1UA
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** 4/5 Bonhill Street London EC2A 4BX	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	4/5 Bonhill Street London EC2A 4BX	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** ~~Robert Douglas MCLAURIN~~ **Address** 17 Clifton Road London N22 7XN	Name Ian John Portal ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 8 Shakespear Road Harpenden Hertfordshire UK Postcode AL5 5ND Date of change 22/07/2003 Date Robert Douglas MCLAURIN ceased to be secretary (if applicable) 22/07/2003
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

Current details	Amended details

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

Particulars of a new Director must be notified on form 288.

Current details

Name
Nigel Anthony Garth SPACKMAN

Address
17 Lyndale Avenue
London
NW2 2QB

Date of birth 26/06/1944

Nationality British

Occupation Market Researcher

Amended details

Name ____________________

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ____________________

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ____________________

Occupation ____________________

Date of change _ _ / _ _ / _ _ _ _

Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100,000	Number of shares issued
	Aggregate Nominal Value of issued shares £100,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100,000	Total number of shares issued
	Total Nominal value of shares issued £100,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** NFO UK INC	Name ______	
Address 2 Pickwick Plaza Suite 400 Greenwich Connecticut United States Of America	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** NFO UK INC
Shares held *Class* *Number* Ordinary 100000	**Shares held** *Class* ______ *Number* ______ ______ ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____ ______ ______ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 22/01/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/12/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st December 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
Sofia Bemeand

Telephone number *inc code*
0208 9672230

Address
Taylor Nelson Sofres
TNS House
Westgate
London

DX number *if applicable*
______

DX exchange

Postcode W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

16 January 2004

Dear Sir/Madam

Public Attitude Surveys Limited registered no. 1407911
Annual return for the period ended 21 December 2003

City Research Group Limited registered no. 1368041
Annual return for the period ended 27 December 2003

I enclose duly a completed and signed form 363s annual return for the above-named companies together with a cheque for £30.00 each being the filing fee due for the above four companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 040101\companies house\040116_let.doc

Companies House
— for the record —

Company Name
PUBLIC ATTITUDE SURVEYS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
1407911
Information extracted from Companies House records on
29th November 2003

Section 1: Company details

Ref: 1407911/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	\	

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael FACTOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name ______
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 17/07/1952	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Corporate Treasurer	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ______
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 26/06/1944	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation** Market Research	Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name Paul Simon Kent WRIGHT	Name ____________________
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	Address ____________________ ____________________ ____________________
		UK Postcode _ _ _ _ _ _ _
	Date of birth 02/12/1957	Date of birth _ _ / _ _ / _ _ _ _
	Nationality British	Nationality ____________________
Particulars of a new Director must be notified on form 288.	Occupation Solicitor	Occupation ____________________
		Date of change _ _ / _ _ / _ _ _ _
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 135,434	Number of shares issued
	Aggregate Nominal Value of issued shares £135,434.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 135,434	Total number of shares issued
	Total Nominal value of shares issued £135,434.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** PUBLIC ATTITUDE SURVEY HOLDINGS LIMITED	Name ______	
Address Rye Park House London Road High Wycombe Buckinghamshire HP11 1EF	Address ______ ______ ______ UK Postcode ____ ___	**Shares transferred by** PUBLIC ATTITUDE SURVEY HOLDINGS LIMITED
Shares held *Class* Ordinary / *Number* 135434	**Shares held** *Class* ______ *Number* ______ ______ ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____ ______ ______ __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 16/01/2004

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***21/12/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **21st December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bensaad

Telephone number *inc code* 0208 9672230

Address
TNS House
Westgate
London

DX number *if applicable* __ __ __ __ __ __

DX exchange

Postcode W5 1UA

Companies House

— for the record —

Company Name

PUBLIC ATTITUDE SURVEYS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

1407911

Information extracted from Companies House records on

29th November 2003

Section 1: Company details

Ref: 1407911/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Stephen Michael FACTOR ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name ______
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 17/07/1952	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______
	Occupation Corporate Treasurer	Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ______
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 26/06/1944	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** British	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______
	Occupation Market Research	Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Paul Simon Kent WRIGHT**	Name ______
	Address **Lees Rigg** **Green North Road Jordans** **Beaconsfield** **Buckinghamshire** **HP9 2SX**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth **02/12/1957**	UK Postcode _ _ _ _ _ _ _
	Nationality **British**	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______
Particulars of a new Director must be notified on form 288.	**Occupation** **Solicitor**	Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 135,434	Number of shares issued
	Aggregate Nominal Value of issued shares £135,434.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 135,434	Total number of shares issued
	Total Nominal value of shares issued £135,434.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** PUBLIC ATTITUDE SURVEY HOLDINGS LIMITED	Name ____________	
Address Rye Park House London Road High Wycombe Buckinghamshire HP11 1EF	Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** PUBLIC ATTITUDE SURVEY HOLDINGS LIMITED
Shares held *Class* — *Number* Ordinary — 135434	**Shares held** *Class* — *Number*	*Class* — *Number* — *Date of transfer* __/__/____ __/__/____

Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 14079

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ______________ (~~Director~~ / Secretary)

Date 16/01/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *21/12/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **21st December 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sonia Bensand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______________

Postcode: W5 1UA